EXHIBIT 11 — COMPUTATION OF EARNINGS (LOSS) PER SHARE

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands, except per share data)	2010	2009	2010	2009
NUMERATOR:
Loss attributable to the Company — common shares	$(154,685)	$(89,855)	$(416,423)	$(4,181,476)
Less: Participating securities dividends	1,196	1,221	2,589	1,221

Net loss attributable to the Company per common share — basic and diluted	$(155,881)	$(91,076)	$(419,012)	$(4,182,697)

DENOMINATOR:
Weighted average common shares outstanding — basic	81,619	81,427	81,529	81,252
Effect of dilutive securities:
Stock options and common stock warrants (1)	—	—	—	—

Weighted average common shares outstanding — diluted	81,619	81,427	81,529	81,252

Net loss attributable to the Company per common share:
Basic	$(1.91)	$(1.12)	$(5.14)	$(51.48)
Diluted	$(1.91)	$(1.12)	$(5.14)	$(51.48)

(1)	Equity awards of 6.0 million and 9.2 million were outstanding as of September 30, 2010 and 2009, respectively, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive as the respective options’ strike price was greater than the current market price of the shares.